# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fermi Inc., CIK 0002071778
CUSIP: 314911108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 620 S. TAYLOR, SUITE 301, AMARILLO, Texas (TX), 79101
Date of event which requires filing of this statement: 06/30/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002123470-26-000002
Filed by CIK 0002123470
Persons authorized to receive notices and communications: Caddis Holdings, LP, 1333 Oak Lawn Ave., Suite 900, Dallas, Texas (TX), 75207, 214-300-9007

## Reporting persons
- Caddis Holdings, LP (CIK 0002123470): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 52,256,833; sole dispositive power 0; shared dispositive power 52,256,833; aggregate amount beneficially owned 52,256,833 (8.2% of the class)
  Comment: This amendment to the Schedule 13D/A filed on July 2, 2026 is being filed to correct a clerical error in the disclosure of the number of shares sold pursuant to the Option. Percentage of class represented is calculated based on 637,574,239 shares of Common Stock outstanding as of May 11, 2026, as reported on the Issuer's Form 10-Q filed on May 15, 2026, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "10-Q").
- Perry Griffin (CIK 0001950683): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 52,256,833; sole dispositive power 0; shared dispositive power 52,256,833; aggregate amount beneficially owned 52,256,833 (8.2% of the class)
  Comment: This amendment to the Schedule 13D/A filed on July 2, 2026 is being filed to correct a clerical error in the disclosure of the number of shares sold pursuant to the Option. Percentage of class represented is calculated based on 637,574,239 shares of Common Stock outstanding as of May 11, 2026, as reported on the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Fermi Inc.
Address of issuer's principal executive offices: 620 S. TAYLOR, SUITE 301, AMARILLO, Texas (TX), 79101

## Item 2. Identity and Background
Name of person filing: This amendment to the Schedule 13D/A filed on July 2, 2026 is being filed by Caddis Holdings, LP ("Caddis") and Mr. Griffin Perry (together, the "Reporting Persons") to correct a clerical error in the disclosure of the number of shares sold pursuant to the Option.
Residence or business address: The principal business address of the Reporting Persons is 1333 Oak Lawn Ave., Suite 900, Dallas, Texas 75207.
Present principal occupation or employment: Caddis is a Delaware limited partnership and Mr. Perry is the manager of Caddis Capital, LLC, the general partner of Caddis.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: See Item 2(c) above for place of organization of Caddis. Mr. Perry is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased prior to the initial public offering of the Issuer using investment capital of Caddis for approximately $114,965.03.

## Item 4. Purpose of Transaction
Purpose of transaction:
This amendment to the Schedule 13D/A filed on July 2, 2026 is being filed to correct a clerical error in the disclosure of the number of shares sold pursuant to the Option. The Reporting Persons originally acquired the Common Stock reported herein as a Co-Founder of the Issuer prior to the initial public offering of the Issuer. The dispositions of Common Stock reported on Schedule A resulted from the exercise of the Option, as described in Item 6. Certain founders of the Issuer, including Caddis, granted the Option in connection with the Issuer's Series C fundraising round prior to the Issuer's initial public offering to facilitate investor participation in that round and bolster the Issuer's fundraising efforts. The decision whether and when to exercise the Option rests with the holders of the Option and not with the Reporting Persons. The dispositions were not a decision by the Reporting Persons to reduce their investment in the Issuer. The Reporting Persons continue to beneficially own a substantial majority of their position and continue to support the Board, the Issuer's management team, and its long-term strategic plan. The Reporting Persons have had and anticipate having further communications with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. Specifically, the Reporting Person issued a press release May 11, 2026 attached hereto as Exhibit 99.2 (the "Press Release") reaffirming the Reporting Persons' support for Fermi's Board of Directors (the "Board"), the Issuer's management team, and its long-term strategic plan. The Reporting Persons are actively and constructively engaged with the Board and management team to help the Issuer reach its full potential, including through ongoing discussions with strategic partners, advocating for rigorous capital allocation and best-in-class governance practices, and working collaboratively to maximize long-term value for our fellow shareholders, employees, customers, and other stakeholders.

The Reporting Persons may also have similar conversations with other stockholders or other third parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the Board, other stockholders of the Issuer and other third parties, such as those set out above. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and matters referenced above, actions taken by the Issuer's management or Board, price levels of the Common Stock, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Amendment were calculated based upon the 637,574,239 shares of Common Stock outstanding as of May 11, 2026, as reported on the 10-Q.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (8) and (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Common Stock of the Issuer since the previous 13D filing of the Reported Persons are set forth on Schedule A.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Caddis entered into that certain Director Nomination Agreement by and between the Issuer, Caddis, and other shareholders, which governs their right to nominate persons for election to the Board, as attached as EX-10.23 to the Issuer's Form S-11/A filed on September 24, 2025 (the "Director Nomination Agreement"). Pursuant to the Director Nomination Agreement, Caddis has the right to nominate to the Board one designee for election as a Director for so long as Caddis beneficially owns more than 50% of the shares of Common Stock that were held immediately following the completion of the initial public offering of the Issuer. The sales reported on Schedule A hereof were exercised pursuant to an option granted by certain founders of the Issuer, including Caddis, in connection with the Series C fundraising round prior to the initial public offering (the "Option"). Other than Director Nomination Agreement and the Option, there are no contacts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person or between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Transactions in the Securities of the Issuer by the Reporting Persons since the Schedule 13D/A filing of the Reporting Persons on May 15, 2026.
Ex-99.1 - Joint Filing Agreement Pursuant to Rule 13d-1(k), dated as of May 15, 2026, by and among Caddis Holdings, LP and Mr. Griffin Perry.
Ex-99.2 - Press Release dated May 11, 2026, from Caddis Holdings, LP and Mr. Griffin Perry.

## Signatures
- Caddis Holdings, LP: /s/ Griffin Perry, Griffin Perry (07/08/2026)
- Perry Griffin: /s/ Griffin Perry, Griffin Perry (07/08/2026)